Exhibit 21.1

Subsidiaries

•	VivaVentures Management Company, Inc., a Nevada corporation, wholly owned;

•	VivaSphere, Inc., a Nevada corporation, wholly owned;

•	VivaVentures Oil Sands, Inc., a Utah corporation, wholly owned;

•	RPC Design and Manufacturing LLC, a Utah limited liability company, wholly owned;

•	VivaVentures Energy Group, Inc., a Nevada Corporation; 99.5% owned; and

•	Vivakor Middle East Limited Liability Company, a Qatar limited liability company; approximately 49% ownership.